United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 000-54992

A. Full title of the plan and address of the plan, if different from the issuer named below:

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

B. Name of the issue of the securities held pursuant to the plan and address of its principal executive office:

Advanced Emissions Solutions, Inc.
9135 South Ridgeline Boulevard, Suite 200
Highlands Ranch, Colorado 80129

Financial Statements and Supplemental Schedules

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Years ended December 31, 2014 and 2013
with Report of Independent Registered Public Accounting Firm

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee
Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Delinquent Participant Contributions and Schedule of Assets (Held at End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Hein & Associates LLP

Denver, Colorado
October 15, 2015

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2014	2013
ASSETS
Nonparticipant directed investments at fair value	$17,102,897	$19,476,279
Self directed investment accounts at fair value	1,647,279	1,614,916
Total investments at fair value	18,750,176	21,091,195
Receivables
Employer contribution	558,187	144,595
Notes receivable from participants	44,926	54,296
Total receivables	603,113	198,891
Total assets	$19,353,289	$21,290,086
LIABILITIES
Other liabilities	$42,028	$—
Total liabilities	42,028	—
Net assets available for benefits	$19,311,261	$21,290,086
See accompanying notes to the financial statements.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2014	2013
Additions:
Investments (loss) income:
Net (depreciation) appreciation in fair value of nonparticipant directed investments	$(2,096,804)	$9,579,832
Net (depreciation) appreciation in fair value of self directed investment accounts	(47,236)	209,951
Interest	64	55
Dividends	318,980	185,297
	(1,824,996)	9,975,135
Contributions:
Employer	555,287	576,858
Participants	906,510	868,942
Rollover	38,140	82,355
Other	11,333	5,530
	1,511,270	1,533,685
Interest income on notes receivable from participants	1,605	1,472
Total net additions	(312,121)	11,510,292
Deductions:
Participant withdrawals and distributions	1,663,206	650,995
Administrative expenses	3,498	2,537
Total deductions	1,666,704	653,532
Net change in net assets available for benefits	(1,978,825)	10,856,760
Net assets available for benefits at beginning of year	21,290,086	10,433,326
Net assets available for benefits at end of year	$19,311,261	$21,290,086
See accompanying notes to the financial statements.

Notes to Financial Statements
Note 1 - Description of the Plan
General
The Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan (the “Plan”) is a defined contribution plan covering the employees of Advanced Emissions Solutions, Inc., and its wholly-owned subsidiaries ADA-ES, Inc. and Advanced Clean Energy Solutions, LLC (collectively the "Company"). The Plan’s investments are held in a trust fund (the “Trust”) managed by the trustee, Capital Bank and Trust Company (the "Trustee"). The Plan’s administrators and recordkeepers are American Funds and Advanced Emissions Solutions, Inc. (collectively the "Administrator"), respectively.

Employees are eligible to participate in the Plan upon the employees' date of hire if they are at least 21 years of age.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
Contributions
Each year, participants may contribute up to 100% percent of annual compensation, either on a "before-tax" deferred compensation or on an "after-tax" ("Roth contributions") basis, not to exceed $17,500 in 2014 and 2013 (or $23,000 for individuals over 50 years of age electing to make catch-up contributions). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover"). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 2% percent of eligible compensation and their contributions invested in a designated target date fund based upon age until retirement until changed by the participant. The Company can elect to contribute 100% percent of the first 7% percent of base compensation that a participant qualifying for the Company match contributes to the Plan. Participants are eligible to begin receiving the Company match following the one-year anniversary of employment. The matching Company contribution may be in the form of cash or Advanced Emissions Solutions, Inc. common stock. Additionally, the Company may make nonelective contributions to the Plan. Participants are eligible to receive the nonelective Company contribution if they have completed 501 hours of service during the Plan Year, which is January 1 - December 31.
The Company's non cash employer matching contributions in the form of common stock to the Plan for the years ended December 31, 2014 and December 31, 2013 were $0 and $567,830, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s elective contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and nonelective contribution portions of their accounts is based on years of continuous service. A participant vests in the employer portion of the matching and nonelective contributions based on the following schedule:

Years of Service	Vested Percentage
Less than 2	—%
2	20%
3	40%
4	60%
5	80%
6	100%

A participant also becomes 100% vested in the Company match and nonelective contributions if the participant is employed on or after the Normal Retirement Age (e.g., 65 as defined in the Plan) or if the participant terminates employment due to their death or as a result of becoming disabled.
Administrative Expenses
Each participants account is charged with an allocation of administrative expenses.
Notes receivable from participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account. The loan interest rate, determined at time of loan, is set monthly at 1 percent above the prime rate, as defined. Principal and interest is paid ratably through monthly payroll deductions. These loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are deducted from participants' accounts as incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.
Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a period of not more than their assumed life expectancy (or the assumed life expectancies of the participant and their beneficiary).
Forfeited Accounts
At December 31, 2014 and 2013, forfeited accounts totaled $77,593 and $27,253 respectively. The unvested balance as of December 31, 2014 was used to reduce employer contributions that were receivable as of the end of the Plan year. The unvested balances as of December 31, 2013 were reallocated to eligible employees.

The above information is intended as a general description of the Plan’s operating guidelines.  Reference should be made to the Plan document for more specific provisions.
Note 2 - Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's valuation policies utilize information provided by the investment advisers, custodians and insurance company.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are deducted from participants' accounts and are expensed when they are incurred.
Payment of Benefits
Benefits are recorded when paid.
Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in expenses. Investment related expenses are presented as administrative expenses in the statement of change in net assets available for benefits. The Company pays the audit fees on behalf of the Plan.
Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient", ("ASU 2015-12"). ASU 2015-12 simplifies certain aspects of employee benefit plan (EBP) accounting while satisfying the needs of users of financial statements, including plan participants and the Department of Labor. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan Administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan’s financial statements.
In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent)”, (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 will be effective for the Plan beginning in the first quarter of 2016, with early adoption permitted, and will be applied retrospectively. The Plan Administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan’s financial statements.
Note 3 - Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

	As of December 31,
	2014	2013
American Funds 2020 Target Date Fund R2*	$1,197,667	$1,678,335
Advanced Emissions Solutions, Inc. common stock*	9,975,537	12,406,298

*Nonparticipant-directed

The following table presents nonparticipant directed investments by general type:

	As of December 31,
	2014	2013
Advanced Emissions Solutions, Inc. common stock	$9,975,537	$12,406,298
Money market funds	77,593	27,253
Mutual funds	7,049,767	7,042,728
	$17,102,897	$19,476,279

During 2014 and 2013, the components of the investment (loss) income related to the Plan's nonparticipant directed investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated

(depreciated) in value and earned interest and dividends as follows:

	Years Ended December 31,
	2014	2013
Investments (loss) income:
Net (depreciation) appreciation in fair value of nonparticipant directed investments
Advanced Emissions Solutions, Inc. common stock	$(2,023,097)	$8,854,902
Mutual funds	(73,707)	724,930
Dividends	286,962	154,511
	$(1,809,842)	$9,734,343

The following table presents participant directed investments by general type:

	As of December 31,
	2014	2013
Common Stocks	$738,093	$727,001
Money market	732,906	723,255
Mutual Funds	176,280	164,660
	$1,647,279	$1,614,916

During 2014 and 2013, the components of the investment (loss) income related to the Plan's participant directed investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value and earned interest and dividends as follows:

	Years Ended December 31,
	2014	2013
Investments (loss) income:
Net (depreciation) appreciation in fair value of nonparticipant directed investments
Common Stocks	$(46,904)	$185,264
Mutual Funds	(332)	24,687
Interest	64	55
Dividends	32,018	30,786
	$(15,154)	$240,792
Note 4 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the hierarchy prescribed in the accounting guidance for fair value measurements, based upon the available inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

•Level 1 Inputs - Quoted priced (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date;

•Level 2 Inputs - Inputs other than quoted prices within Level 1 that are observable either directly or indirectly, including but not limited to quoted prices in markets that are not active, quoted prices in active markets for similar assets or liabilities and observable inputs other than quoted prices such as interest rates or yield curves;

•Level 3 Inputs - Unobservable inputs reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk

The following is a description of the valuation techniques and inputs used for each major class of assets measured by the Plan. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Advanced Emissions Solutions, Inc. common stock: The Company’s stock is valued using the closing market price reported on the NASDAQ on the last business day of the year. Historically the market price of the Company's stock was reported on the NASDAQ Capital Markets, but as of March 30, 2015, the Company's common stock was delisted from the NASDAQ Capital Markets and began trading on the OTC-Markets - OTC-Pink Tier under the trading symbol "ADES".

Due to certain participants in the Plan having material non-public information with regard to the Company, those participants were unable to transact in the Company's common stock as of April 1, 2014 through the date of these financial statements.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self Directed Accounts: The Self Directed Accounts hold common stock, mutual funds and money market funds. The common stock is valued at the closing price reported on the active market on which the individual securities are traded.
The mutual funds and money market funds are valued at the quoted NAV of shares held by the Plan at year-end.

The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2014 and 2013. As required by Financial Accounting Standards Codification ("ASC") 820, Fair Value Measurement and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements:

		As of December 31, 2014
		Fair Value Measurement Using
		Level 1	Level 2	Level 3	Assets at Fair Value
Advanced Emissions Solutions, Inc. common stock	*	$9,975,537	$—	$—	$9,975,537
Common stock		738,093	—	—	738,093
Money market		732,906	—	—	732,906
Mutual funds:
Energy and metals	*	520,126	—	—	520,126
Fixed income	*	38,363	—	—	38,363
Global	*	206,787	—	—	206,787
Growth	*	553,397	—	—	553,397
Growth and income	*	473,416	—	—	473,416
Income	*	426,778	—	—	426,778
Target date blend	*	3,627,249	—	—	3,627,249
Other	*	1,281,244	—	—	1,281,244
Self directed mutual funds		176,280	—	—	176,280
Total mutual funds		7,303,640	—	—	7,303,640
Total assets at fair value		$18,750,176	$—	$—	$18,750,176

*Nonparticipant-directed

		As of December 31, 2013
		Fair Value Measurement Using
		Level 1	Level 2	Level 3	Assets at Fair Value
Advanced Emissions Solutions, Inc. common stock	*	$12,406,298	$—	$—	$12,406,298
Common stock		727,001	—	—	727,001
Money market		723,255	—	—	723,255
Mutual funds:
Energy and metals	*	540,751	—	—	540,751
Fixed income	*	48,393	—	—	48,393
Global	*	179,354	—	—	179,354
Growth	*	510,520	—	—	510,520
Growth and income	*	434,056	—	—	434,056
Income	*	358,571	—	—	358,571
Target date blend	*	3,755,898	—	—	3,755,898
Other	*	1,242,438	—	—	1,242,438
Self directed mutual funds		164,660	—	—	164,660
Total mutual funds		7,234,641	—	—	7,234,641
Total assets at fair value		$21,091,195	$—	$—	$21,091,195
*Nonparticipant-directed

Note 5 - Tax Status
The underlying standardized prototype plan has received an opinion letter from the Internal Revenue Service (the “IRS”) dated March 31, 2014 stating that the written form of the underlying prototype document is qualified under Section 401 of the Internal Revenue Code (the "Code"). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States (“US GAAP”) require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.
Note 6 - Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Subsequent to December 31, 2014, there was a material decrease in the fair value of Advanced Emissions Solutions, Inc. common stock. Using the December 31, 2014 share amounts, the decrease in the fair value of the Advanced Emissions Solutions, Inc. common stock would have decreased Net Assets Available for Benefit by approximately $7.3 million as of the date of these financial statements.

Note 7 - Transactions with Parties-in-Interest
Party-in-interest transactions include the investment in the common stock of the Company and funds maintained by American Funds. Permissible Plan loans to participants are also party-in-interest transactions. These transactions are exempt from the prohibited rules under ERISA.
Note 8 - Delinquent Participant Contributions
The Company failed to transmit certain participant contributions to the Plan within the time period prescribed by ERISA during the years 2007 through 2014. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company transmitted all the delinquent participant contributions to the Plan. The Company reimbursed the Plan for lost earnings in the amount of $8,820 on July 21, 2015.
Note 9 - Excess Contributions Payable to Participants
The Plan is subject to certain non-discrimination rules under ERISA and the Code. For 2014, the Company was required to aggregate the Plan with the Profit Sharing Retirement Plan of BCSI, LLC (the “BCSI Plan”), a wholly owned subsidiary of Advanced Emissions Solutions, Inc., for required non-discrimination tests. Although the Plan passed all required non-discrimination tests when evaluated alone, the Plan failed certain of the non-discrimination tests under the Code when aggregated with the BCSI Plan. The specific test failures were due to lower contribution percentages by non-highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees of the Company and BCSI, LLC. In order to meet the requirements of the non-discrimination rules, certain participants will forfeit a portion of the Company match and the Plan will refund a portion of the contributions made by highly compensated participants, in accordance with applicable provisions of the Code. The forfeitures of the Company match are reflected net of the employer contribution receivable on the Statements of Net Assets Available for Benefits. The refunds are included within Other liabilities in the Statements of Net Assets Available for Benefits. Employer and participant contributions on the Statements of Changes in Net Assets Available for Benefits are reflected net of the refundable contributions. Employer and participant contributions were reduced by $4,215 and $42,028, respectively, as a result of the excess contributions. The refund for 2014 will be paid in the fourth quarter of 2015.
Note 10 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 due to the Form 5500 being prepared on a cash basis:

	As of December 31,
	2014	2013
Net assets available for benefits per the financial statements	$19,311,261	$21,290,086
Deduct: Employer contribution receivable	(558,187)	(144,595)
Add: Excess contributions payable to participants	42,028	—
Net assets available for benefits per the Form 5500	$18,795,102	$21,145,491

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the changes in net assets available for benefits per the Form 5500 due to the Form 5500 being prepared on a cash basis:

	Years Ended December 31,
	2014	2013
Net change in net assets available for benefits per the financial statements	$(1,978,825)	$10,856,760
Deduct: Employer contributions receivable allocated to participants at December 31	(413,592)	(25,008)
Add: Excess contributions payable to participants	42,028	—
Net change in net assets available for benefits per the Form 5500	$(2,350,389)	$10,831,752

Note 11 - Subsequent events

On January 2, 2015 and July 21, 2015, the Company transmitted employer contributions not yet contributed to the Plan as of December 31, 2014 in the amount of $549,367 and $8,820 respectively. Additionally, the Plan utilized the entire unallocated forfeitures balance of $77,593 in order to adjust all outstanding contributions due to plan participants as of December 31, 2014.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2014

EIN: 27-5472457
Plan Number: 001

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected (1)	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and Prohibited Transactions Exemption 2002-51

$—	635,780	—	—	$—

(1) Represents delinquent Company matching contributions from 2014 in the amount of $626,960 and lost earnings related to non-timely transfers of participant contributions to the Plan from 2007 through 2014 of $8,820. The Company transmitted untimely contributions and lost earnings into the Plan on January 2, 2015 and July 21, 2015 respectively and has filed the required Form 5330.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

EIN: 27-5472457
Plan Number: 001

Identify of Issue, Borrower, Lessor or Similar Party		Description of Investments, including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value		Cost	Current Value
Common Stock:
Advanced Emissions Solutions, Inc. common stock	*	437,716	Shares	1,308,683	$9,975,537
Self-directed Common Stock:
Rockwood Holdings, Inc.		248	Shares	**	19,542
FMC Corp.		195	Shares	**	11,121
Apple Inc.		710	Shares	**	78,374
AFLAC Inc.		300	Shares	**	18,327
BP p.l.c.		203	Shares	**	7,729
The Walt Disney Company		372	Shares	**	35,039
Phillips 66		50	Shares	**	3,585
National Oilwell Varco, Inc.		300	Shares	**	19,659
MSC Industrial Direct Co. Inc.		200	Shares	**	16,250
Activision Blizzrd, Inc.		1,047	Shares	**	21,097
Bio-Techne Corp.		200	Shares	**	18,480
CarMax Inc.		154	Shares	**	10,253
Visa Inc.		50	Shares	**	13,110
ConocoPhillips		102	Shares	**	7,012
Canadian Natl Railway Company		400	Shares	**	27,564
Vail Resorts Inc.		150	Shares	**	13,670
Vivint Solar, Inc.		100	Shares	**	922
CaesarStone Sdot-Yam Ltd.		60	Shares	**	3,589
UnitedHealth Group Incorporated		370	Shares	**	37,403
Polaris Industries Inc.		115	Shares	**	17,393
Costco Wholesale Corporation		109	Shares	**	15,514
Groupon, Inc.		1,851	Shares	**	15,289
SunCoke Energy, Inc.		3	Shares	**	58
Rosetta Stone, Inc.		778	Shares	**	7,593
Microsoft Corporation		197	Shares	**	9,149
eBay Inc.		38	Shares	**	2,133
Nabors Industries Ltd.		100	Shares	**	1,298
Starbucks Corporation		13	Shares	**	1,071
JPMorgan Chase & Co.		43	Shares	**	2,691
The Goldman Sachs Group Inc.		25	Shares	**	4,864
Express Scripts Holding Company		234	Shares	**	19,813
Alliant Techsystems, Inc.		50	Shares	**	5,813
Alcoa Inc.		101	Shares	**	1,594
Enbridge Energy Partners, L.P.		250	Shares	**	9,975

Identify of Issue, Borrower, Lessor or Similar Party		Description of Investments, including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value		Cost	Current Value
Lowe's Companies Inc.		167	Shares	**	11,490
Clean Energy Fuels Corp.		130	Shares	**	649
Discover Communications, Inc.		600	Shares	**	20,232
Leucadia National Corporation		41	Shares	**	922
Hasbro Inc.		350	Shares	**	19,247
Earth Sciences Inc.		102,170	Shares	**	—
Gilead Sciences Inc.		10	Shares	**	943
Mastercard Incorporated		13	Shares	**	1,122
Under Armour, Inc.		65	Shares	**	4,414
Google Inc. Class A		5	Shares	**	2,653
Google Inc. Class C		5	Shares	**	2,632
NOW Inc.		75	Shares	**	1,930
Chipotle Mexican Grill, Inc.		25	Shares	**	17,113
Oceaneering International, Inc.		16	Shares	**	945
3D Systems Corporation		900	Shares	**	29,583
Berkshire Hathaway Inc.		200	Shares	**	30,030
Amazon.com Inc.		100	Shares	**	31,035
Encana Corporation		500	Shares	**	6,935
The ExOne Company		496	Shares	**	8,333
Chemical & Mining Co. of Chile Inc.		334	Shares	**	7,976
The Hain Celestial Group, Inc.		20	Shares	**	1,162
Venaxis, Inc.		34,900	Shares	**	61,773
Mutual Funds:
American Funds Europacific GR R2	*	4,186	Shares	189,928	191,992
American Funds Growth Fund of Amer R2	*	8,660	Shares	290,517	356,779
American Funds New Economy R2	*	3,026	Shares	113,942	106,595
American Funds New Perspective R2	*	3	Shares	109	103
American Funds New World R2	*	4,398	Shares	232,701	228,741
American Funds Small Cap World R2	*	4,886	Shares	187,323	206,787
Employer Stock Awaiting Purchase Fund	*	18	Shares	18	18
Franklin Small Cap Growth C		290	Shares	4,819	4,626
Investco Endeavor Fund C		226	Shares	4,346	4,266
Invesco Energy C		12,689	Shares	434,255	357,569
Invesco Gold & Precious Metals Fund C		42,333	Shares	343,772	162,557
American Funds American Mutual R2	*	6,074	Shares	190,350	223,463
American Funds Capital World G/I R2	*	10,380	Shares	389,889	473,416
American Funds Fundamental Invs R2	*	1,336	Shares	58,896	69,218
American Funds Washington Mutual R2	*	2,848	Shares	111,657	115,294
Franklin Mutual European C		1,679	Shares	34,912	34,194
American Funds Capital Inc Bldr R2	*	3,438	Shares	186,033	204,861
Alliancebern High Income C		24,521	Shares	229,543	221,917
Templeton Global Bond C		3,072	Shares	40,845	38,363
American Funds Money Market R2	*	421,759	Shares	421,759	421,759

Identify of Issue, Borrower, Lessor or Similar Party		Description of Investments, including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value		Cost	Current Value
American Funds 2015 Target Date Fund R2	*	20,276	Shares	218,292	220,405
American Funds 2020 Target Date Fund R2	*	105,243	Shares	1,001,710	1,197,667
American Funds 2025 Target Date Fund R2	*	48,809	Shares	492,207	588,635
American Funds 2030 Target Date Fund R2	*	32,991	Shares	355,218	412,711
American Funds 2035 Target Date Fund R2	*	26,582	Shares	299,843	334,140
American Funds 2040 Target Date Fund R2	*	26,192	Shares	264,301	332,643
American Funds 2045 Target Date Fund R2	*	22,946	Shares	253,465	292,334
American Funds 2050 Target Date Fund R2	*	17,027	Shares	189,916	212,833
American Funds 2055 Target Date Fund R2	*	2,331	Shares	32,428	35,881
Self-directed Mutual Funds:
Calamos Ground Fund A		703	Shares	**	28,694
American Funds Capital World Gr&Inc Fund A		1,323	Shares	**	60,999
James Mid Cap Fund		81	Shares	**	1,184
American Funds Capital World Gr&Inc Fund F1		462	Shares	**	21,258
American Funds Washington Mutual Fund F1		408	Shares		16,641
American Funds Income Fund of America A		906	Shares	**	19,541
American Funds AMCAP Fund A		999	Shares	**	27,963
Money Market Funds:
American Funds Money Market R2	*	77,593	Units	77,593	77,593
Self-directed Money Market Funds:
TD Ameritrade Money Market Portfolio Class A		732,906	Units	**	732,906
Participant loans	*	Interest rates are 4.25% with various maturities			44,926
					$18,795,102

* Indicates party-in-interest to the Plan.
** Cost omitted for self directed investments.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 15, 2015	By:	Advanced Emissions Solutions, Inc.
Plan Administrator

	By:	/s/ L. Heath Sampson
L. Heath Sampson
President (Chief Executive Officer)